UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of  November 2006
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule?12g3-2(b): 82-

In a 6-K dated November 16, 2006 the Company previously announced the resignation of Cinnamon, Jang, Willoughby & Co. the company's auditors since 2003. Shortly thereafter the Company retained the services of STS Partners LLP as new independent auditors of the company.

In the previous 6-K dated November 16, 2006 the Company did not include the auditor exhibits as reference. This 6-K/A herein incorporates applicable exhibits as reference.

Exhibits
EX-16.1	Resignation of Cinnamon Jang Willoughby & Company
EX-23.1	STS Partners LLP Consent
EX-99.1	Notice of Change in Auditor

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMS HOMECARE INC.
Date: November 28, 2006	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer
	By:	/s/ Rani Gill
Rani Gill President and Chief Financial Officer